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                                                                EXHIBIT 99.(d)

For Immediate Release

           Imperial Credit Commercial Mortgage Investment Corp. and Imperial Credit Industries, Inc. Complete $303 Million Merger

     LOS ANGELES, CALIFORNIA, March 28, 2000. Imperial Credit Commercial Mortgage Investment Corp. (Nasdaq: "ICMI") and a subsidiary of Imperial Credit Industries, Inc. (Nasdaq: "ICII") completed their $303 million merger today.

     As a result of the merger, Imperial Credit Industries, Inc. effectively acquired all of the issued and outstanding shares of ICMI's common stock (other than the 2,570,000 shares already owned by ICII) for a cash purchase price of $11.5753246 per share. In addition, as previously announced, ICMI will pay a final dividend of $0.23 per share on April 14, 2000 to its stockholders of record as of March 27, 2000.

     Mark S. Karlan, President and Chief Executive Officer of ICMI from the time of its initial public offering until the closing of the merger, stated "We are extremely pleased to have successfully completed our all-cash merger with ICII. Our stockholders overwhelmingly approved the merger at a special meeting on March 20, 2000, and will receive more than $11.80 in cash from the merger consideration and the final dividend. ICMI has been the best performing mortgage REIT in terms of stock price performance since the date of our initial public offering in October 1997." Prior to completion of the merger, ICMI was a publicly traded real estate investment trust that invested primarily in multifamily and commercial mortgage loans, real property and commercial mortgage-backed securities.

     H. Wayne Snavely, Chairman, President and Chief Executive Officer of ICII, stated "We are pleased to have completed the merger and believe that it will add significant value to Imperial Credit Industries." Imperial Credit Industries, Inc., a financial services holding company, was formed in 1991 and is headquartered in Torrance, California. The Company's major business activities are conducted through four wholly owned subsidiaries: Southern Pacific Bank, Imperial Business Credit, Inc., Imperial Credit Asset Management, Inc., and Imperial Credit Lender Services, Inc. The Company's majority owned subsidiary is Imperial Capital Group, LLC (approximately 60% ownership). Imperial Credit Industries, Inc. and its subsidiaries and affiliates offer a wide variety of commercial banking and financial services, investment products and asset management services.

     Certain statements contained herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "may," "will," "intend," "should," "expect," "anticipate," "estimate" or "continue" or the negatives thereof or other comparable terminology. Actual results could differ materially from those anticipated in such forward-looking statements due to a variety of factors, including, but not limited to, changes in national, regional or local economic environments, competitive products and pricing, government fiscal and monetary policies and other factors generally understood to affect the real estate acquisition, mortgage and leasing markets and security investments.

     For further information, please contact Karen Montandon at (310) 791-8022.